Mail Stop 3561

July 10, 2007

Matthew Markin
President, Chief Executive Officer and
Acting Chief Financial Officers
Intercontinental Resources, Inc.
9454 Wilshire Boulevard
Suite 301
Beverly Hills, CA 90212

>   **Re: Intercontinental Resources, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed June 18, 2007**
>   **File No. 0-28481**

Dear Mr. Markin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please supplementally advise us as to how you obtained stockholder approval from Mr. Matthew Markin, with a view towards explaining how you solicited the requisite number of consents. Specifically, we note your indication that Mr. Markin owns 26,433,566 shares of common stock as of June 12, 2007. However,

in your most recent Form 10-KSB for the period ended 12/31/06, you indicate that Mr. Markin owns 1,265,735 shares of common stock as of April 15, 2007. Please advise us as to how he obtained the additional shares for his own account or, if such shares represent shares held by other shareholders, explain from whom and how he obtained their consent to vote such shares.

Security Ownership of Certain Beneficial Owners and Management

2.   It appears that Mr. Markin should be filing reports pursuant to Section 13 of the Securities Exchange Act considering he holds in excess of 5% of the outstanding shares of common stock of the company. See Rule 13d-1. While we understand that the Company is not responsible for the filing of such reports, please advise us as to why Mr. Markin has not been complying with Section 13 and whether he intends to do so in the future.

3.   You state here that you are seeking "potential business acquisitions or opportunities." Considering you are not reducing the authorized number of shares you expect to have available for issuance after the Reverse Stock Split, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock.

One-for-five hundred Reverse Stock Split of the Company's Outstanding Common Stock

4.   We note your indication that the common stock issued pursuant to the Reverse Stock Split will be "fully paid and nonassessable." This appears to be a legal conclusion that should be supported by an opinion of counsel. Please revise your information statement to attach a legal opinion in support of such statement or remove this statement altogether.

                        *   *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director